February 13, 2017

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       AlphaCentric Prime Meridian Income Fund (file no: 811-23230)

Ladies and Gentlemen:

On behalf of AlphaCentric Prime Meridian Income Fund (the "Registrant"), we hereby file pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-2. AlphaCentric Prime Meridian Income Fund has concurrently filed Form N-8A.

If you have any questions concerning this filing, please contact Tanya L. Goins at (404) 541-2954 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/Tanya L. Goins

Tanya L. Goins